UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On May 10, 2024, Korea Electric Power Corporation (“KEPCO”) plans to announce its preliminary unaudited consolidated earnings results for the first quarter of fiscal year 2024 and hold a conference call from 3:00 PM to 4:00 PM (Seoul Time) to discuss on such results. The conference call will be conducted in Korean, and English interpretation will be provided.

For further information, please contact KEPCO’s IR Team at taeseop.eom@kepco.co.kr or 82-61-345-4211.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: May 7, 2024